UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 25)1

Handy & Harman Ltd.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

410315105
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,051,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,051,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,051,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,051,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,051,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,051,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,051,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,051,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,051,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,051,331
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,051,331
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,051,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON LEONARD J. MCGILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 410315105

1	NAME OF REPORTING PERSON JAMES F. MCCABE, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,712
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,212
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 410315105

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”).  This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein, EMH Howard, LLC, a New York limited liability company (“EMH”), Jack L. Howard, Glen M. Kassan, Leonard J. McGill, James F. McCabe, Jr., John H. McNamara, Jr. and John J. Quicke.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.  Warren G. Lichtenstein, an officer and director of Steel Holdings GP, is Chairman of the Issuer.  Jack L. Howard, an officer and director of Steel Holdings GP, is Vice Chairman of the Issuer.  EMH is an affiliate of Mr. Howard.  Glen M. Kassan, an employee of a subsidiary of Steel Holdings, is Chief Executive Officer of the Issuer.  James F. McCabe, Jr., an officer of Steel Holdings GP, is Senior Vice President and Chief Financial Officer of the Issuer.  Leonard J. McGill, an officer of Steel Holdings GP, is Senior Vice President and Chief Legal Officer of the Issuer.  John H. McNamara, Jr., an employee of a subsidiary of Steel Holdings, is a director of the Issuer.  John J. Quicke, an employee of a subsidiary of Steel Holdings, is a Vice President of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed to Amendment No. 24 to the Schedule 13D (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests.  Steel Holdings owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, banking, insurance, food products and services, oilfield services, sports, training, education, and the entertainment and lifestyle industries.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  The principal occupation of Warren G. Lichtenstein is serving as the Chairman and Chief Executive Officer of Steel Holdings GP.  The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.  The principal occupation of Glen M. Kassan is serving as a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Holdings (“Partners LLC”).  The principal occupation of James F. McCabe, Jr. is serving as Chief Financial Officer of Steel Holdings GP.  The principal occupation of Leonard J. McGill is serving as Senior Vice President, General Counsel and Secretary of Steel Holdings GP.  The principal occupation of John H. McNamara, Jr. is serving as a Managing Director and investment professional of Partners LLC.  The principal occupation of John J. Quicke is serving as a Managing Director and operating partner of Partners LLC.

CUSIP NO. 410315105

(d)          No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities (other than EMH) who are Reporting Persons are organized under the laws of the State of Delaware.  EMH is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,051,331 Shares owned directly by SPHG Holdings is approximately $85,125,357, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

Mr. Lichtenstein beneficially owns 75,000 restricted Shares and an additional 100,000 Shares awarded to him in his capacity as Chairman of the Issuer.

The aggregate purchase price of the 57,642 Shares owned by EMH is approximately $184,280, including brokerage commissions.  The Shares owned by EMH were acquired with the working capital of EMH.

Mr. Howard beneficially owns 50,000 restricted Shares and an additional 1,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 500 Shares owned directly by Mr. McNamara is approximately $5,015, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McNamara beneficially owns 25,000 restricted Shares and an additional 1,000 Shares awarded to him in his capacity as a director of the Issuer.

CUSIP NO. 410315105

Mr. Kassan beneficially owns 75,000 restricted Shares and an additional 100,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 5,000 Shares owned directly by Mr. McCabe is approximately $70,660, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McCabe beneficially owns 19,500 restricted Shares and an additional 8,212 Shares and stock options currently exercisable into 5,000 Shares awarded to him in his capacity as Senior Vice President and Chief Financial Officer of the Issuer.

Mr. McGill beneficially owns 7,000 restricted Shares awarded to him in his capacity as Senior Vice President and Chief Legal Officer of the Issuer.

Mr. Quicke beneficially owns 15,000 restricted Shares awarded to him in his capacity as Vice President of the Issuer.

Set forth on Schedule B annexed to Amendment No. 23 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.

SPHG Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 13,131,404 Shares outstanding, which is the total number of Shares outstanding as of the date hereof based on information obtained from the Issuer.

As of the close of business on April 6, 2012, SPHG Holdings owned directly 7,051,331 Shares, constituting approximately 53.4% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

As of the close of business on April 6, 2012, Warren G. Lichtenstein owned directly 100,000 Shares and beneficially owned an additional 75,000 restricted Shares, which in the aggregate constitute approximately 1.3% of the Shares outstanding.

As of the close of business on April 6, 2012, EMH owned directly 57,642 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

As of the close of business on April 6, 2012, Jack L. Howard owned directly 1,000 Shares and beneficially owned an additional 50,000 restricted Shares, which, together with the 57,642 Shares owned by EMH that Mr. Howard may also be deemed to beneficially own, constitute less than 1% of the Shares outstanding.

As of the close of business on April 6, 2012, Glen M. Kassan owned directly 100,000 Shares and beneficially owned an additional 75,000 restricted Shares, which in the aggregate constitute approximately 1.3% of the Shares outstanding.

As of the close of business on April 6, 2012, James F. McCabe, Jr. owned directly 13,212 Shares and beneficially owned an additional 24,500 Shares, consisting of 19,500 restricted Shares and 5,000 Shares issuable upon the exercise of stock options, which in the aggregate constitute less than 1% of the Shares outstanding.

CUSIP NO. 410315105

As of the close of business on April 6, 2012, Leonard J. McGill beneficially owned 7,000 restricted Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on April 6, 2012, John H. McNamara, Jr. owned directly 1,500 Shares and beneficially owned an additional 25,000 restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on April 6, 2012, John J. Quicke beneficially owned 15,000 restricted Shares, constituting less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(b) is hereby amended and restated to read as follows:

Each of Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings.

Jack L. Howard has the sole power to vote and dispose of the Shares owned directly by EMH.

Each of Messrs. Lichtenstein, Howard, Kassan, McCabe, McGill, McNamara and Quicke has the sole power to vote the restricted Shares he beneficially owns and will have the sole power to dispose of any such Shares once they have vested.

Each of Messrs. Lichtenstein, Howard, Kassan, McCabe and McNamara has the sole power to vote and dispose of the remaining Shares he owns directly.

Item 5(c) is hereby amended to add the following:

(c)           Effective between April 5, 2012 and April 9, 2012, each of Messrs. Lichtenstein, Howard, Kassan, McCabe, McGill, McNamara and Quicke, in their capacities as directors or officers, as the case may be, of the Issuer was granted 75,000, 50,000, 75,000, 7,000, 7,000, 25,000 and 15,000 restricted Shares, respectively.  The restricted Shares vest upon the earlier of one year from the date of grant and the date the grantee ceases to be a director or an officer, as the case may be, of the Issuer.  Schedule C annexed hereto lists all other transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

CUSIP NO. 410315105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., Warren G. Lichtenstein, EMH Howard, LLC, Jack L. Howard, Glen M. Kassan, James F. McCabe, Jr., Leonard J. McGill, John H. McNamara, Jr. and John J. Quicke, dated April 9, 2012.

CUSIP NO. 410315105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2012	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ John J. Quicke
JOHN J. QUICKE

CUSIP NO. 410315105

/s/ Leonard J. McGill
LEONARD J. MCGILL

/s/ James F. McCabe, Jr.
JAMES F. MCCABE, JR.

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

/s/ Glen M. Kassan
GLEN M. KASSAN

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

CUSIP NO. 410315105

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

SPH GROUP HOLDINGS LLC

Common Stock	8,933	11.4816	02/15/12
Common Stock	197	11.4760	02/16/12
Common Stock	1	11.9900	03/08/12
Common Stock	6,609	11.8361	03/09/12
Common Stock	5,751	11.8965	03/12/12